LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com
N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD ANNOUNCES COMPLETION OF PRIVATE
PLACEMENT

For Immediate Release: February 22, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce the completion of a private placement of US$600,000, for an aggregate of 3,000,000 units in the capital stock of the Company to various investors at a price of US$0.20 per unit. Each unit consists of one common share and a ½ warrant (the “Warrant”). Two ½ Warrants entitles the holder thereof to purchase an additional common share, exercisable for a period of two years from the date of closing, exercisable at a price of US$0.25 in the first year and US$0.30 in the second year. The 3,000,000 common shares and the common shares issued as part of the units upon conversion of the Warrants are subject to a 1 year hold period from the date of issuance of the units.

The funds raised by way of the private placement will be used for continued exploration and development expenses on the Granite Mountain claims, general corporate purposes and accounts payable

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska.

Linux Gold Corp. owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. also holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.